UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001-41817

VS MEDIA HOLDINGS LIMITED

(Translation of registrant’s name into English)

Ms. Nga Fan Wong, Chief Executive Officer

6/F, KOHO,

75 Hung To Road,

Kwun Tong, Hong Kong

Telephone: +852 2865 9992

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 29, 2025, VS MEDIA Holdings Limited (the “Company”) entered into a Convertible Note Purchase Agreement (“Purchase Agreement”) with S T MENG PTE. LTD (“S T Meng”), whereby the Company agrees to purchase at the closing, and S T Meng agrees to sell and issue to the Company, a Convertible Promissory Note (the “Note”) in the principal amount of USD 3,800,000 (the “Principal Amount”). The purchase price of the Note shall be equal to one hundred percent (100%) of the Principal Amount. The Note has a term of 1-year commencing from original issue date, August 29, 2025 (“Maturity Date”).

The Note have a conversion price of 70% of the fair market value of S T Meng’s ordinary shares (the “Conversion Price”). At any time before the Maturity Date, the Company may convert the Principal Amount under the Note at their option for S T Meng’s Ordinary Shares at the Conversion Price. Any Principal Amount outstanding immediately prior to the Maturity Date (excluding any accrued and unpaid Interest thereon) shall automatically convert on the Maturity Date into such number of S T Meng’s ordinary shares obtained by dividing (i) the outstanding Principal Amount by (ii) the Conversion Price. The Purchase Agreement and Note contain customary events of default and other obligations and rights of the parties. The Conversion Price is subject to anti-dilution provisions to reflect stock consolidation and splits.

The foregoing descriptions of the Purchase Agreement and the Note are summaries of the material terms of such agreement, do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement and the Note, which is attached hereto as Exhibits 99.1.

This Report on Form 6-K, including all exhibits hereto, is incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-276310) and shall be a part of such registration statement from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Convertible Note Purchase Agreement and Convertible Promissory Note dated August 29, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 11, 2025	VS MEDIA HOLDINGS LIMITED

	By:	/s/ Nga Fan Wong
	Name:	Nga Fan Wong
	Title:	Chief Executive Officer